Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2018 AND DECEMBER 31, 2017

(Expressed in thousands of U.S. Dollars - except share and per share data)

	June 30, 2018	December 31, 2017
	(UNAUDITED)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$272,501	$189,763
Restricted cash	9,924	12,910
Accounts receivable, net	23,436	27,364
Capitalized voyage expenses	525	—
Due from related companies (Note 2)	16,534	14,210
Advances and other	27,382	19,061
Vessels held for sale (Note 3)	—	17,500
Inventories	17,881	16,293
Prepaid insurance and other	2,946	1,577
Current portion of financial instruments-Fair value (Note 11)	7,045	5,715

Total current assets	378,174	304,393

INVESTMENTS	1,000	1,000
FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion (Note 11)	1,848	1,430
LONG TERM RECEIVABLE (Note 3)	13,000	13,000
FIXED ASSETS (Note 3)
Advances for vessels under construction	12,123	1,650
Vessels	3,954,228	3,953,599
Accumulated depreciation	(993,040)	(925,195)

Vessels’ Net Book Value	2,961,188	3,028,404

Total fixed assets	2,973,311	3,030,054

DEFERRED CHARGES, net (Note 4)	30,381	23,759

Total assets	$3,397,714	$3,373,636

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 5)	$257,249	$225,883
Payables	44,542	46,916
Due to related companies (Note 2)	10,047	7,442
Dividends payable	4,379	—
Accrued liabilities	54,788	43,693
Unearned revenue	13,498	13,611
Current portion of financial instruments - Fair value (Note 11)	336	1,378

Total current liabilities	384,839	338,923

LONG-TERM DEBT, net of current portion (Note 5)	1,414,836	1,525,986
FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion (Note 11)	1,203	589
STOCKHOLDERS’ EQUITY (Note 7):
Preferred shares, $ 1.00 par value; 25,000,000 shares authorized and 2,000,000 Series B Preferred Shares, 2,000,000 Series C Preferred Shares, 3,424,803 Series D Preferred Shares, 4,600,000 Series E Preferred Shares and 5,400,000 Series F Preferred Shares issued and outstanding at June 30, 2018 and 25,000,000 shares authorized and 2,000,000 Series B Preferred Shares, 2,000,000 Series C Preferred Shares, 3,424,803 Series D Preferred Shares, 4,600,000 Series E Preferred Shares issued and outstanding at December 31, 2017	17,425	12,025
Common shares, $ 1.00 par value; 175,000,000 shares authorized at June 30, 2018 and December 31, 2017; 87,338,652 shares issued at June 30, 2018 and December 31, 2017, 87,336,453 and 86,319,583 shares outstanding at June 30, 2018 and December 31, 2017, respectively	87,339	87,339
Additional paid-in capital	983,107	857,998
Cost of treasury stock	(76)	(5,736)
Accumulated other comprehensive loss	(4,519)	(5,305)
Retained earnings	501,113	547,937

Total Tsakos Energy Navigation Limited stockholders’ equity	1,584,389	1,494,258
Non-controlling Interest	12,447	13,880

Total stockholders’ equity	1,596,836	1,508,138

Total liabilities and stockholders’ equity	$3,397,714	$3,373,636

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2017

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Three months ended June 30
	2018	2017
VOYAGE REVENUES:	$123,927	$132,180
EXPENSES:
Voyage expenses	29,407	28,121
Charter hire expense	2,698	—
Vessel operating expenses	44,169	43,894
Depreciation and amortization	36,621	34,298
General and administrative expenses	6,812	6,557
Loss on sale of vessel	364	—

Total expenses	120,071	112,870

Operating income	3,856	19,310

OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 6)	(14,783)	(15,873)
Interest income	389	313
Other, net	2	199

Total other expenses, net	(14,392)	(15,361)

Net (loss) income	(10,536)	3,949
Less: Net loss (income) attributable to the non-controlling interest	983	(374)

Net (loss) income attributable to Tsakos Energy Navigation Limited	$(9,553)	$3,575

Effect of preferred dividends	(6,713)	(6,524)
Net (loss) attributable to common stockholders of Tsakos Energy Navigation Limited	(16,266)	(2,949)
Loss per share, basic and diluted attributable to Tsakos Energy Navigation Limited common shareholders (Note 9)	$(0.19)	$(0.03)

Weighted average number of shares, basic and diluted (Note 9)	86,942,159	84,284,281

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2017

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Six months ended June 30
	2018	2017
VOYAGE REVENUES:	$249,651	$270,421
EXPENSES:
Voyage expenses	56,683	58,204
Charter hire expense	5,376	—
Vessel operating expenses	91,704	83,905
Depreciation and amortization	72,432	66,588
General and administrative expenses	13,643	12,667
Loss on sale of vessel	364	—

Total expenses	240,202	221,364

Operating income	9,449	49,057

OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 6)	(32,728)	(27,738)
Interest income	711	431
Other, net	(333)	54

Total other expenses, net	(32,350)	(27,253)

Net (loss) income	(22,901)	21,804
Less: Net loss (income) attributable to the non-controlling interest	1,433	(751)

Net (loss) income attributable to Tsakos Energy Navigation Limited	$(21,468)	$21,053

Effect of preferred dividends	(13,355)	(10,492)
Net (loss) income attributable to common stockholders of Tsakos Energy Navigation Limited	(34,823)	10,561
(Loss) Earnings per share, basic and diluted attributable to Tsakos Energy Navigation Limited common shareholders (Note 9)	$(0.40)	$0.13

Weighted average number of shares, basic and diluted (Note 9)	86,634,907	84,126,285

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

STATEMENT OF CONSOLIDATED OTHER COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE THREE MONTHS ENDED JUNE 30, 2018, AND 2017

(Expressed in thousands of U.S. Dollars)

	Three months ended June 30
	2018	2017
Net (loss) income	$(10,536)	$3,949
Other comprehensive income
Unrealized gain (loss) from hedging financial instruments
Unrealized income (loss) on interest rate swaps, net	1,808	(125)

Comprehensive (loss) income	(8,728)	3,824

Less: comprehensive loss (income) attributable to the non-controlling interest	983	(374)

Comprehensive (loss) income attributable to Tsakos Energy Navigation Limited	$(7,745)	$3,450

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

STATEMENT OF CONSOLIDATED OTHER COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2018, AND 2017

(Expressed in thousands of U.S. Dollars)

	Six months ended June 30
	2018	2017
Net (loss) income	$(22,901)	$21,804
Other comprehensive income (loss)
Unrealized gain (loss) from hedging financial instruments
Unrealized income (loss) on interest rate swaps, net	786	(3,196)

Comprehensive (loss) income	(22,115)	18,608

Less: comprehensive loss (income) attributable to the non-controlling interest	1,433	(751)

Comprehensive (loss) income attributable to Tsakos Energy Navigation Limited	$(20,682)	$17,857

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2018, AND 2017

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Preferred Shares	Common Shares	Additional Paid-in Capital	Treasury stock		Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Tsakos Energy Navigation Limited	Non- controlling Interest	Total Stockholders’ Equity
				Shares	Amount
BALANCE, January 1, 2017	$7,400	$87,339	$752,001	3,617,786	$(20,173)	$582,889	$(4,313)	$1,405,143	$12,307	$1,417,450
Net income						21,053		21,053	751	21,804
Issuance of 9.25% Series E Preferred Shares	4,600		105,896					110,496		110,496
Sale of Series D Preferred Shares	25		508					533		533
Sale of Common Shares			(296)	(650,717)	3,622	(650)		2,676		2,676
Common dividends declared ($0.05 per share)						(4,221)		(4,221)		(4,221)
Common dividends paid ($0.05 per share)						(4,214)		(4,214)		(4,214)
Dividends paid on Series B Preferred shares						(2,000)		(2,000)		(2,000)
Dividends paid on Series C Preferred shares						(2,219)		(2,219)		(2,219)
Dividends paid on Series D Preferred shares						(3,739)		(3,739)		(3,739)
Dividends paid on Series E Preferred shares						(1,566)		(1,566)		(1,566)
Other comprehensive loss							(3,196)	(3,196)		(3,196)

BALANCE June 30, 2017	$12,025	$87,339	$858,109	$2,967,069	$(16,551)	$585,333	$(7,509)	$1,518,746	$13,058	$1,531,804

BALANCE, January 1, 2018	$12,025	$87,339	$857,998	$1,019,069	$(5,736)	$547,937	$(5,305)	$1,494,258	$13,880	$1,508,138

	Preferred Shares	Common Shares	Additional Paid-in Capital	Treasury stock		Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Tsakos Energy Navigation Limited	Non- controlling Interest	Total Stockholders’ Equity
				Shares	Amount
Adoption of new accounting standard						(1,311)		(1,311)		(1,311)
Net loss						(21,468)		(21,468)	(1,433)	(22,901)
Issuance of 9.50% Series F Preferred Shares	5,400		125,153					130,553		130,553
Sale of Common Shares			(44)	(1,016,870)	5,660	(2,045)		3,571		3,571
Common dividends declared ($0.05 per share)						(4,379)		(4,379)		(4,379)
Common dividends paid ($0.05 per share)						(4,337)		(4,337)		(4,337)
Dividends paid on Series B Preferred Shares						(2,000)		(2,000)		(2,000)
Dividends paid on Series C Preferred Shares						(2,219)		(2,219)		(2,219)
Dividends paid on Series D Preferred Shares						(3,746)		(3,746)		(3,746)
Dividends paid on Series E Preferred Shares						(5,319)		(5,319)		(5,319)
Other comprehensive income							786	786		786

BALANCE June 30, 2018	$17,425	$87,339	$983,107	2,199	$(76)	$501,113	$(4,519)	$1,584,389	$12,447	$1,596,836

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2017

(Expressed in thousands of U.S. Dollars)

	Six months ended June 30
	2018	2017
Cash Flows from Operating Activities:
Net (loss) income	$(22,901)	$21,804
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	67,940	63,288
Amortization of deferred dry-docking costs	4,492	3,300
Amortization of loan fees	2,074	1,464
Change in fair value of derivative instruments	(1,483)	1,209
Loss on sale of vessel	364	—
Payments for dry-docking	(11,114)	(6,970)
(Increase) Decrease in:
Accounts receivables	(8,666)	7,423
Inventories	(1,972)	3,471
Prepaid insurance and other	(1,369)	314
Capitalized voyage expenses	(525)	—
Increase (Decrease) in:
Payables	869	3,283
Accrued liabilities	11,095	6,697
Unearned revenue	(113)	5,625

Net Cash provided by Operating Activities	38,691	110,908

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	(10,473)	(1,979)
Vessel acquisitions and/or improvements	(629)	(219,242)
Proceeds from sale of vessel	17,520	—

Net Cash provided by (used in) Investing Activities	6,418	(221,221)

Cash Flows from Financing Activities:
Proceeds from long-term debt	255,050	215,169
Financing costs	(3,044)	(2,214)
Payments of long-term debt	(333,866)	(142,224)
Sale of treasury stock, net	3,571	2,676
Proceeds from preferred stock issuance, net	130,553	111,029
Cash dividends	(17,621)	(13,738)

Net Cash provided by Financing Activities	34,643	170,698

Net increase in cash and cash equivalents and restricted cash	79,752	60,385
Cash and cash equivalents and restricted cash at beginning of period	202,673	197,773

Cash and cash equivalents and restricted cash at end of period	$282,425	$258,158

Reconciliation of cash, cash equivalents and restricted cash:
Current Assets:
Cash and cash equivalents	272,501	250,408
Restricted cash	9,924	7,750
Total Cash and cash equivalents and restricted cash	282,425	258,158

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2018 AND 2017

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Basis of Presentation

The accompanying unaudited consolidated financial statements of Tsakos Energy Navigation Limited (the “Holding Company”) and subsidiaries (collectively, the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and with the instructions to Form 6-K and Article 10 of Regulation S-X of the U.S. Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the six months ended June 30, 2018 are not necessarily indicative of the results that may be expected for the year ending December 31, 2018.

The consolidated balance sheet as of December 31, 2017, has been derived from the audited consolidated financial statements included in the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2018 (“Annual Report”), but does not include all of the footnotes required by U.S. GAAP for complete financial statements.

A discussion of the Company’s significant accounting policies can be found in Note 1 of the Company’s consolidated financial statements included in the Annual Report. There have been no material changes to these policies in the six-month period ended June 30, 2018, except as discussed below:

Statement of Cash Flows: In November 2016, the FASB issued ASU No. 2016-18—Statement of Cash Flows (Topic 230) - Restricted Cash, which addresses the requirement that a statement of cash flows explain the change during the period in the total of cash and cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 is effective for fiscal years beginning after December 15, 2017 including interim periods within that reporting period. On January 1, 2018, the Company adopted the aforementioned ASU. The only effect the adoption of ASU No. 2016-18 had is the presentation of the restricted cash on the statement of cash flows. More precisely, the line item “Increase in restricted cash” was removed from the financing activities section of the statement of cash flows and the beginning period and ending period cash balances now include restricted cash. The comparative period of the statement of cash flow has been retrospectively adjusted to reflect the adoption of ASU No. 2016-18. In August 2016, the FASB issued ASU No. 2016-15- Statement of Cash Flows (Topic 230) – Classification of Certain Cash Receipts and Cash Payments which addresses certain cash flow issues with the objective of reducing the existing diversity in practice: ASU 2016-15 is effective for fiscal years beginning after December 15, 2017 including interim periods within that reporting period. The Company adopted the aforementioned ASU with no impact on its condensed consolidated financial statements and notes disclosures.

Treasury stock: Treasury stock is stock that is repurchased by the issuing entity, reducing the amount of outstanding shares in the open market. When shares are repurchased, they may either be cancelled or held for reissue. If not cancelled, such shares are referred to as treasury stock. Treasury stock is essentially the same as unissued capital and reduces ordinary share capital. The cost of the acquired shares should generally be shown as a deduction from stockholders’ equity. Dividends on such shares held in the entity’s treasury should not be reflected as income and not shown as a reduction in equity. Gains and losses on sales of treasury stock should be accounted for as adjustments to stockholders’ equity and not as part of income. Depending on whether the shares are acquired for reissuance or retirement, treasury stock is accounted for under the cost method or the constructive retirement method. The cost method is also used, when reporting entity management has not made decisions as to whether the reacquired shares will be retired, held indefinitely or reissued. The Company elected for the repurchase of its common shares to be accounted for under the cost method. Under this method, the treasury stock account is charged for the aggregate cost of shares reacquired.

Revenue from Contracts with Customers: In May 2016, the FASB issued their final standard on revenue from contracts with customers. The standard, which was issued as ASU 2014-09 (Topic 606) by the FASB, and as amended, outlines a single comprehensive model for entities to use in accounting for revenue from contracts with customers and supersedes most legacy revenue recognition guidance. The core principle of the guidance in Topic 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services by applying the following steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in each contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in each contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The standard is effective for public business entities from annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. The new revenue standard may be applied using either of the following transition methods: (1) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (2) a modified retrospective approach with the cumulative effect of initially adopting the standard recognized at the date of adoption (which includes additional footnote disclosures).

Regarding the incremental costs of obtaining a contract with a customer and contract’s fulfilling costs, they should be capitalized and been amortized over the voyage duration, if certain criteria are met – for incremental costs if only they are chargeable to the customer and for contract’s fulfilling costs if each of the following criteria is met: (i) they relate directly to the contract, (ii) they generate or enhance entity’s resources that shall be used in performance obligation satisfaction and (iii) are expected to be recovered. Further, in case of incremental costs, entities may elect, in accordance with the practical expedient of ASC 340 “Other assets and deferred costs”, not to capitalize them in cases of amortization period (voyage period) is less than one year.

On January 1, 2018, the Company adopted the aforementioned ASU using the modified retrospective method. Its adoption mainly changed the method of recognizing revenue over time for voyage charters from the discharge-to-discharge method to the loading-to-discharge method. Under the loading-to-discharge method the commencement date of each voyage charter shall be deemed to be upon the loading of the current cargo, decreasing the period of time for recognizing revenue for voyages. With respect to the recognition of voyage charters related costs, taking into consideration the aforementioned practical expedient, the related costs (i.e. commissions) continue to be expensed as incurred, on the basis that the Company’s voyage charters do not exceed one year. Additionally, the Company has identified that the fuel consumption that is incurred by the Company from the latter of the end of the previous vessel employment and the contract date until the arrival at the loading port, during this period meet the capitalization criteria and are deferred and amortized ratably over the total transit time of the voyage from arrival at the loading port until the vessel departs from the discharge port and expensed as part of Voyage Expenses. Capitalized voyage costs are included in the consolidated balance sheet under Current Assets. Regarding time charter and profit sharing contracts, no material changes related to the Company’s accounting policies were identified. Profit sharing contracts are accounted for as variable consideration, and included in the transaction price if some or all of an amount of variable consideration can be estimated in accordance with paragraph 606-10-32-8 and only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The Company adopted ASU 2014-09 during the first quarter of 2018 using the modified retrospective transition method applied to those spot market voyage charter contracts which were not completed as of January 1, 2018. Upon adoption, the Company recognized the cumulative effect of adopting this guidance as an adjustment to its opening balance of retained earnings as of January 1, 2018. Prior periods were not adjusted retrospectively.

The following table illustrates the impact of the adoption of the new revenue recognition guidance on the Consolidated Statement of Comprehensive Loss:

	For the Three Months ended June 30, 2018
	As reported $	Balance without adoption of New Revenue Standard $	Effect of Change $
Voyage revenues	123,927	123,840	87
Voyage expenses	29,407	29,456	(49)
Net loss	(16,266)	(16,402)	136
Net loss per share, basic and diluted	(0.19)	(0.19)	0.00

	For the Six Months ended June 30, 2018
	As reported $	Balance without adoption of New Revenue Standard $	Effect of Change $
Voyage revenues	249,651	248,972	679
Voyage expenses	56,683	56,627	56
Net loss	(34,823)	(35,446)	623
Net loss per share, basic and diluted	(0.40)	(0.41)	0.01

The following table illustrates the impact of the adoption of the new revenue recognition guidance on the Consolidated Statement of Cash Flows:

	For the Six Months ended June 30, 2018
	As reported $	Balance without adoption of New Revenue Standard $	Effect of Change $
Cash Flows from Operating Activities:	38,691	38,068	623
Adjustments to reconcile net loss to net cash provided by operating activities:
Increase in Receivables, net	(8,666)	(7,987)	(679)
Increase in Capitalized voyage expenses	(525)	0	(525)

The following table illustrates the cumulative effect of the adoption of the new revenue recognition guidance on the opening Consolidated Balance Sheet:

	Balance as at December 31, 2017 $	New Revenue Standard Adjustment $	Balance as at January 1, 2018 $
Assets:
Current Assets:
Accounts receivable, net	27,364	(1,949)	25,415
Capitalized voyage expenses	—	638	638
Liabilities and Stockholders’ Equity:
Current Liabilities:	—	—	—
Stockholders’ Equity:
Retained earnings	547,937	(1,311)	546,626

Business combinations – Definition of a business: In January 2017, the FASB issued ASU No. 2017-01 – Business Combinations (Topic 805) – Clarifying the Definition of a Business which addresses business combination issues with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. ASU 2017-01 is effective for fiscal years beginning after December 15, 2017 including interim periods within that reporting period. The Company adopted the aforementioned ASU with no impact on its condensed consolidated financial statements and notes disclosures.

Leases: In February 2016, the FASB issued ASU No. 2016-02, Leases (ASC 842), and as amended, which requires lessees to recognize most leases on the balance sheet. This is expected to increase both reported assets and liabilities. The new lease standard does not substantially change lessor accounting. For public companies, the standard will be effective for the first interim reporting period within annual periods beginning after December 15, 2018, although early adoption is permitted. Lessees and lessors will be required to apply the new standard at the beginning of the earliest period presented in the financial statements in which they first apply the new guidance, using a modified retrospective transition method. In July 2018, the FASB issued ASU No. 2018-11, Leases (ASC 842) – Targeted Improvements. The amendments in this Update: (i) provide entities with an additional (and optional) transition method to adopt the new leases standard, under which an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption consistent with preparers’ requests and (ii) provide lessors with a practical expedient, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for those components as a single component if the non-lease components otherwise would be accounted for under the new revenue guidance (Topic 606) and both of the following are met: (a) The timing and pattern of transfer of the non-lease component(s) and associated lease component are the same and (b) The lease component, if accounted for separately, would be classified as an operating lease. If the non-lease component or components associated with the lease component are the predominant component of the combined component, an entity is required to account for the combined component in accordance with Topic 606. The Company is currently analyzing the impact of the adoption of this new standard.

2.	Transactions with Related Parties

The following amounts were charged by related parties for services rendered:

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Tsakos Shipping and Trading S.A. (commissions)	1,549	1,621	3,092	3,350
Tsakos Energy Management Limited (management fees)	5,055	4,826	10,119	9,462
Tsakos Columbia Shipmanagement S.A. (special charges)	571	538	1,010	999
Argosy Insurance Company Limited (insurance premiums)	2,350	2,591	4,934	4,969
AirMania Travel S.A. (travel services)	1,235	1,487	2,815	2,710

Total expenses with related parties	10,760	11,063	21,970	21,490

Balances due from and due to related parties are as follows:

	June 30, 2018	December 31, 2017
Due from related parties
Tsakos Columbia Shipmanagement S.A.	16,534	14,210

Total due from related parties	16,534	14,210

Due to related parties
Tsakos Energy Management Limited	594	728
Tsakos Shipping and Trading S.A.	357	313
Argosy Insurance Company Limited	8,655	5,947
AirMania Travel S.A.	441	454

Total due to related parties	10,047	7,442

At June 30, 2018, an amount of $161 ($125 at December 31, 2017) due to Tsakos Shipping and Trading S.A. and an amount of $72 ($68 at December 31, 2017) due to Argosy Insurance Limited, is included in accrued liabilities which relates to services rendered by these related parties not yet invoiced.

Tsakos Energy Management Limited (the “Management Company”): The Holding Company has a Management Agreement (“Management Agreement”) with the Management Company, a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee, which may be adjusted per the Management Agreement of March 8, 2007, effective from January 1, 2008, at the beginning of each year, in accordance with the terms of the Management Agreement, if both parties agree. Fees are also payable to a third-party manager for the LNG carriers Maria Energy, Neo Energy, the VLCCs Ulysses, Hercules I, the aframax tankers Sapporo Princess and Maria Princess and the suezmax tanker Eurochampion 2004.

In addition to the management fee, the Management Agreement provides for an incentive award to the Management Company, which is at the absolute discretion of the Holding Company’s Board of Directors. No such award was granted in the first six months of 2018.

The Holding Company and the Management Company have certain officers and directors in common. The President, who is also the Chief Executive Officer and a Director of the Holding Company, is also the sole stockholder of the Management Company. The Management Company may unilaterally terminate its Management Agreement with the Holding Company at any time upon one year’s notice. In addition, if even one director is elected to the Holding Company without the recommendation of the existing Board of Directors, the Holding Company would be obligated to pay the Management Company an amount calculated in accordance with the terms of the Management Agreement. Under the terms of the Management Agreement between the Holding Company and the Management Company, the Holding Company may terminate the Management Agreement only under specific circumstances, without the prior approval of the Holding Company’s Board of Directors. Estimated future management fees payable over the next ten years under the Management Agreement, exclusive of any incentive awards and based on existing vessels and known vessels scheduled for future delivery, as at June 30, 2018, are:

Period/Year	Amount
July to December 2018	10,295
2019	20,589
2020	20,760
2021	20,760
2022	20,760
2023 to 2028	111,506

204,670

Management fees for vessels are included in General and Administrative expenses in the accompanying Consolidated Statements of Comprehensive (Loss) Income. Also, under the terms of the Management Agreement, the Management Company provides supervisory services for the construction of new vessels for a monthly fee of $20.4. There were no such fees during the six months ended June 30, 2018, while fees amounting to $500 were charged during the six months ended June 30, 2017 and accounted for as part of construction costs for delivered vessels or included in Advances for vessels under construction.

(b)

Tsakos Columbia Shipmanagement S.A. (“TCM”): The Management Company appointed TCM to provide technical management to the Company’s vessels from July 1, 2010. TCM is owned jointly and in equal part by related party interests and by a private German group. TCM, with the consent of the Holding Company, may subcontract all or part of the technical management of any vessel to an alternative unrelated technical manager.

Effective July 1, 2010, the Management Company, at its own expense, pays technical management fees to TCM and the Company bears and pays directly to TCM most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of TCM personnel sent overseas to supervise repairs and perform inspections on Company vessels.

TCM has a 25% share in a manning agency, located in the Philippines, named TCM Tsakos Maritime Philippines, which provides crew to certain of the Company’s vessels. The Company has no control or ownership directly in TCM Tsakos Maritime Philippines, nor had any direct transactions to date with the agency.

(c)

Tsakos Shipping and Trading S.A. (“Tsakos Shipping”): Tsakos Shipping provides chartering services for the Company’s vessels by communicating with third party brokers to solicit research and propose charters. For this service, the Company pays to Tsakos Shipping a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions are included in Voyage expenses in the accompanying Consolidated Statements of Comprehensive Income. Tsakos Shipping also provides sale and purchase of vessels brokerage service. For this service, Tsakos Shipping may charge brokerage commissions. In the first half of 2018 and 2017, there were no such charges. Tsakos Shipping may also charge a fee of $200 (or such other sum as may be agreed) on delivery of each new-building vessel in payment for the cost of design and supervision of the new-building by Tsakos Shipping. In the first half of 2017, $2,750 has been charged for thirteen vessels delivered between May 2016 and May 2017. In the first half of 2018, no such fee was charged.

Certain members of the Tsakos family are involved in the decision-making processes of Tsakos Shipping and of the Management Company and are also shareholders and directors of the Holding Company.

(d)

Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance and war risk and certain other insurance through Argosy, a captive insurance company affiliated with Tsakos Shipping.

(e)	AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services.

3.	Vessels

Acquisitions

During the first six months of 2018 there were no vessel acquisitions. During the first six months of 2017, the Company took delivery of its newbuild VLCC tanker Hercules I, the newbuild aframaxes Marathon TS, Sola TS and Oslo TS and the newbuild shuttle tanker Lisboa for $383,125 in total.

Held for sale

At December 31, 2017, the VLCC Millennium was classified as held for sale.

Sales

On April 11, 2018, the Company sold the VLCC Millennium, for net proceeds of $17,520, realizing a net loss of $364.

Sale and Leaseback

On December 21, 2017, the Company entered into a five-year sale and leaseback agreement for each of two suezmaxes, Eurochampion 2004 and Euronike. Under these leaseback agreements, there was a seller’s credit of $6,500 each on the sales price that becomes immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessels during the charter period. The Company analyzed the classification of the leaseback agreements based on the primary lease classification criteria and the supplemental indicators in ASC 840, and determined that these agreements qualified as operating leases.

Charter hire expense

As at June 30, 2018, minimum commitments to be incurred by the Company under vessel operating leases by which the Company charters-in vessels were approximately $48,478, comprised of $5,456 (2018), $10,822 (2019), $10,852 (2020), $10,822 (2021), and $10,526 (2022). The Company recognizes the expense from these charters, which is included in time-charter hire expense in the accompanying Consolidated Statements of Comprehensive Income/(Loss), on a straight-line basis over the term of the charters.

4.	Deferred Charges

Deferred charges consisting of dry-docking and special survey costs, net of accumulated amortization, amounted to $30,381 and $23,759, at June 30, 2018 and December 31, 2017, respectively. Amortization of deferred dry-docking costs was $4,492 during the first six months of 2018 and $3,300 during the first six months of 2017 and is included in depreciation and amortization of deferred dry-docking costs in the accompanying Consolidated Statements of Comprehensive (Loss) Income.

5.	Long-Term Debt

Facility	June 30, 2018	December 31, 2017
(a) Credit Facilities	65,000	250,104
(b) Term Bank Loans	1,619,266	1,512,978

Total	1,684,266	1,763,082
Less deferred finance costs, net	(12,181)	(11,213)
Total long-term debt	1,672,085	1,751,869
Less current portion of debt	(260,619)	(228,967)
Add deferred finance costs, current portion	3,370	3,084

Total long-term portion, net of current portion and deferred finance costs	1,414,836	1,525,986

(a)	Credit facilities

As at June 30, 2018, the Company had one open reducing revolving credit facility, which is reduced in semi-annual installments with balloon payment due at maturity in February 2019. Interest is payable at a rate based on LIBOR plus a spread. At June 30, 2018, the interest rate on the above facility was 3.08%.

(b)	Term bank loans

Term loan balances outstanding at June 30, 2018, amounted to $1,619,266. These bank loans are payable in U.S. Dollars in quarterly or semi-annual installments, with balloon payments due at maturity between October 2018 and January 2027. Interest rates on the outstanding loans as at June 30, 2018 are based on LIBOR plus a spread.

On February 15, 2018, the Company signed a new five-year loan for the refinancing of loans maturing between October 2018 and April 2019, relating to eleven vessels. The total new loan amounted to $162,575 and was drawn on April 3, 2018. The new loan is repayable in ten semi-annual installments of $11,561, commencing six months after the drawdown date, plus a balloon of $46,965 payable together with the last installment. On April 4, 2018, the Company prepaid $181,168 relating to the outstanding debt on the above eleven vessels.

On April 27, 2018, the Company signed a supplemental agreement to the loan agreement dated January 31, 2012 for a $12,475 top-up tranche to the existing loan for the early refinancing of the shuttle tanker Rio 2016. The top-up was drawn down on April 30, 2018 and is repayable in twelve equal semi-annual installments of $3,203, plus a balloon payment of $38,438 payable together with the last installment.

On June 7, 2018, the Company signed a new six-year loan agreement for $80,000 relating to the early refinancing of the shuttle tanker Brasil 2014. The Company repaid the amount of $66,658, which was outstanding at the refinancing date and drew down $80,000 on the same date. The new loan is repayable in twelve semi-annual installments of $3,745 for the first six installments and $3,412.5 for the following six installments, commencing six months after the drawdown date, plus a balloon of $37,055 payable together with the last installment.

On June 28, 2018, the Company signed a new term bank loan for $48,650 relating to the refinancing of three aframax tankers, Maria Princess, Nippon Princess and Ise Princess, which were approaching maturity. The loan is repayable in ten semi-annual installments of $3,041, plus a balloon payment of $18,240 payable together with the last installment.

At June 30, 2018, interest rates on these term bank loans ranged from 3.54% to 5.33%.

The weighted-average interest rates on the above executed loans for the applicable periods were:

Three months ended June 30, 2018	4.25%
Three months ended June 30, 2017	3.42%
Six months ended June 30, 2018	4.00%
Six months ended June 30, 2017	3.32%

The above revolving credit facilities and term bank loans are secured by first priority mortgages on all vessels, by assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant vessel-owning subsidiaries.

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends in an amount more than 50% of cumulative net income (as defined in the related agreements), sell vessels and assets and change the beneficial ownership or management of the vessels. Also, the covenants require the Company to maintain a minimum liquidity, not legally restricted, of $107,435 at June 30, 2018 and $113,427 at December 31, 2017, a minimum hull value in connection with the vessels’ outstanding loans and insurance coverage of the vessels against all customary risks. Three loan agreements require the Company to maintain throughout the security period, an aggregate credit balance in a deposit account of $3,250 and two other loan agreements require a monthly pro rata transfer to a retention account of any principal due but unpaid.

As at June 30, 2018, the Company and its wholly and majority owned subsidiaries had thirty loan agreements, totaling $1,684,266. The Company fulfilled its requirements in respect of the financial covenants of all the agreements in relation to the leverage ratio and all other terms and covenants, apart from the value-to-loan requirement in certain of its loan agreements in respect of which an amount of $6,833 has been reclassified within current liabilities at June 30, 2018.

The Company’s liquidity requirements relate primarily to servicing its debt, funding the equity portion of investments in vessels and funding expected capital expenditure on dry-dockings and working capital. As of June 30, 2018, and December 31, 2017, the Company’s working capital (non-restricted net current assets), amounted to $20.0 million deficit and $50.5 million deficit, respectively.

The annual principal payments required to be made after June 30, 2018, are as follows:

Period/Year	Amount
July to December 2018	87,381
2019	248,037
2020	264,759
2021	282,319
2022	221,151
2023 and thereafter	580,619

1,684,266

6.	Interest and Finance Costs, net

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Interest expense	18,295	15,368	35,016	29,472
Less: Interest capitalized	(21)	(120)	(21)	(384)

Interest expense, net	18,274	15,248	34,995	29,088
Swaps termination cash settlements	—	—	—	(3,685)
Bunkers swap cash settlements	(2,149)	(327)	(3,560)	(688)
Amortization of loan fees	1,262	754	2,074	1,464
Bank charges	377	114	379	140
Change in fair value of non-hedging financial instruments	(2,981)	84	(1,160)	1,419

Net total	14,783	15,873	32,728	27,738

At June 30, 2018, the Company was committed to six floating-to-fixed interest rate swaps with major financial institutions covering notional amounts aggregating to $337,787, maturing from July 2020 through October 2027, on which it pays fixed rates averaging 2.94% and receives floating rates based on the six-month London interbank offered rate (“LIBOR”) (Note 11).

At June 30, 2018 and December 31, 2017, all interest rate swap agreements were designated and qualified as cash flow hedges, in order to hedge the Company’s exposure to interest rate fluctuations. The fair value of such financial instruments as of June 30, 2018 and December 31, 2017, in aggregate amounted to $951 (negative) and $1,967 (negative), respectively. The net amount of cash flow hedge losses at June 30, 2018, that is estimated to be reclassified into earnings within the next twelve months to June 30, 2019 is $115.

During the first half of 2017, the Company entered into an early termination of four of its hedging interest rate swap agreements. Total cash received from those terminations amounted to $3,685.

At June 30, 2018 and December 31, 2017, the Company held one call option agreement to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels. The value of the call option at June 30, 2018 and December 31, 2017, was $224 (positive) and $118 (positive), respectively.

The change in fair values during the first half of 2018 and 2017 amounting to $106 (positive) and $866 (negative), respectively, have been included in Change in fair value of non-hedging financial instruments in the table above.

In the first half of 2017, the Company entered into a call option agreement, and paid a premium of $118.

At June 30, 2018 and December 31, 2017, the Company held thirteen and seven, respectively, bunker swap agreements to hedge its exposure to bunker price fluctuations associated with the consumptions of bunkers by its vessels. The fair value of bunker swap agreements at June 30, 2018 and December 31, 2017, was $4,121 (positive) and $3,763 (positive), respectively. The change in the fair value in the first half of 2018 and 2017 was $358 (positive) and $529 (positive), respectively, have been included in Change in fair value of non-hedging financial instruments in the table above.

During 2016, the Company entered into three bunker swap agreements in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by the vessel Ulysses. The fair values of these financial instruments as of June 30, 2018 and December 31, 2017, were $3,960 (positive) and $3,264 (positive). The change in the fair value in the first half of 2018 and 2017 was $696 (positive) and $1,083 (negative), respectively and have been included in Change in fair value of non-hedging financial instruments in the table above.

7.	Stockholders’ Equity

During the first half of 2018, the Company sold 1,016,870 common shares from its treasury stock for net proceeds of $3,571. During the first half of 2017, the Company sold 650,717 common shares from its treasury stock for net proceeds of $2,676 and 24,803 of its Series D Preferred Shares for net proceeds of $533.

On January 30, 2018 and April 30, 2018, the Company paid dividends of $0.50 per share, $2,000 in total, for its 8.00% Series B Preferred Shares and $0.55469 per share, $2,219 in total, on its 8.875% Series C Preferred Shares. On January 30, 2017 and May 1, 2017, the Company paid dividends of $0.50 per share, $2,000 in total, for its 8.00% Series B Preferred Shares and $0.55469 per share, $2,219 in total, on its 8.875% Series C Preferred Shares.

On February 28, 2018, and May 29, 2018, the Company paid dividends of $0.54687 per share for its 8.75% Series D Preferred Shares, $3,746 in total. On February 28, 2017 and May 30, 2017, the Company paid dividends of $0.546875 per share, $3,739 in total, for its Series D Preferred Shares.

On April 5, 2017, the Company completed an offering of 4,600,000 of its Series E Cumulative Redeemable Perpetual Preferred Shares, par value $1.00 per share, liquidation preference $25.00 per share, raising $110,496, net of underwriter’s discount and other expenses. Dividends on the Series E Preferred Shares are cumulative from the date of original issue and will be payable quarterly in arrears on the 28th day of February, May, August and November of each year, commencing May 28, 2017, when, as and if declared by our board of directors. Dividends will be payable from cash available for dividends at a rate equal to 9.25% per annum of the stated liquidation preference prior to May 28, 2027 and from and including May 28, 2027, at a floating rate equal to three-month LIBOR plus a spread of 6.881% per annum of the stated liquidation preference. On May 30, 2017, the Company paid dividends of $0.34045 per share each or $1,566 in total, on its Series E Preferred Shares. On February 28, 2018 and May 29, 2018, the Company paid dividends of $0.57812 per share or $5,319 in total, for its 9.25% Series E Preferred Shares.

On June 28, 2018, the Company completed an offering of 5,400,000 of its Series F Cumulative Redeemable Perpetual Preferred Shares, par value $1.00 per share, liquidation preference $25.00 per share, raising $130,553, net of underwriter’s discount and other expenses. Dividends on the Series F Preferred Shares are cumulative from the date of original issue and will be payable quarterly in arrears on the 30th day of January, April, July and October of each year, commencing October 30, 2018, when, as and if declared by our board of directors. Dividends will be payable from cash available for dividends at a rate equal to 9.50% per annum of the stated liquidation preference prior to July 30, 2028 and from and including July 30, 2028, at a floating rate equal to three-month LIBOR plus spread of 6.54% per annum of the stated liquidation preference.

On May 10, 2018, the Company paid a dividend of $0.05 per common share outstanding which was declared on March 12, 2018. On June 15, 2018, the Company declared a dividend of $0.05 per common share payable on August 8, 2018 to stockholders of record as of August 2, 2018. On April 28, 2017 and July 14, 2017, the Company paid dividends of $0.05 per common share outstanding, which were declared on March 17, 2017 and May 12, 2017, respectively.

8.	Accumulated other comprehensive income (loss)

In the first half of 2018, Accumulated other comprehensive loss decreased with unrealized gains of $786 which resulted from changes in fair value of financial instruments.

In the first half of 2017, Accumulated other comprehensive loss increased with unrealized losses of $3,196, which resulted from changes in fair value of financial instruments.

9.	(Loss) Earnings per Common Share

The computation of basic (loss) earnings per share is based on the weighted average number of common shares outstanding during the period.

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Numerator
Net (loss) income attributable to Tsakos Energy Navigation Limited	(9,553)	3,575	(21,468)	21,053
Preferred share dividends Series B	(1,000)	(1,000)	(2,000)	(2,000)
Preferred share dividends Series C	(1,109)	(1,109)	(2,219)	(2,219)
Preferred share dividends Series D	(1,874)	(1,874)	(3,746)	(3,732)
Preferred share dividends Series E	(2,659)	(2,541)	(5,319)	(2,541)
Preferred share dividends Series F	(71)	—	(71)	—

Net (loss) income attributable to common stockholders	(16,266)	$(2,949)	(34,823)	$10,561

Denominator
Weighted average common shares outstanding	86,942,159	84,284,281	86,634,907	84,126,285
Basic and diluted (loss) income per common share	$(0.19)	$(0.03)	$(0.40)	$0.13

10.	Commitments and Contingencies

On May 2, 2018, the Company signed two new building contracts for the construction of two aframax tankers for $51,720 each. The total contracted amount remaining to be paid for the two vessels under construction as at June 30, 2018 was $93,096 from November 2018 to January 2020.

At June 30, 2018, there is a prepaid amount of $1,650 under an old shipbuilding contract which was terminated in 2014, which will be used against the contract price of future new buildings currently being discussed between the Company and the shipyard.

In the ordinary course of the shipping business, various claims and losses may arise from disputes with charterers, agents and other suppliers relating to the operations of the Company’s vessels. Management believes that all such matters are either adequately covered by insurance or are not expected to have a material adverse effect on the Company’s results from operations or financial condition.

Charters-out

The future minimum revenues of vessels in operation at June 30, 2018, before reduction for brokerage commissions, expected to be recognized on non-cancelable time charters are as follows:

Period/Year	Amount
July to December 2018	149,712
2019	232,196
2020	201,453
2021	163,775
2022 to 2029	385,192

Minimum charter payments	1,132,328

These amounts do not assume any off-hire.

11.	Financial Instruments

(a)

Interest rate risk: The Company is subject to interest rate risk associated with changing interest rates with respect to its variable interest rate term loans and credit facilities as described in Notes 5 and 6.

(b)

Concentration of credit risk: Financial instruments that are subject to credit risks consist principally of cash, trade accounts receivable, investments, and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings and performing periodic evaluations of the relative credit standing of the counterparties.

(c)

Fair value: The carrying amounts reflected in the accompanying Consolidated Balance Sheet of cash and cash equivalents, restricted cash, trade receivables and accounts payable approximate their respective fair values due to the short maturity of these instruments, as at June 30, 2018 and December 31, 2017. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The Company performs relevant enquiries on a periodic basis to assess the recoverability of the long-term investment and estimates that the amount presented on the accompanying Consolidated Balance Sheet approximates the amount that is expected to be received by the Company in the event of sale of that investment.

The fair values of the interest rate swap agreements, the bunker swap agreements, the put option agreements and the call option agreements as at June 30, 2018 and the fair value of the one long-term bank loan with a fixed interest rate as at December 31, 2017, are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

The estimated fair values of the Company’s financial instruments, other than derivatives at June 30, 2018 and December 31, 2017, are as follows:

	Carrying Amount June 30, 2018	Fair Value June 30, 2018	Carrying Amount December 31, 2017	Fair Value December 31, 2017
Financial assets (liabilities)
Cash and cash equivalents	272,501	272,501	189,763	189,763
Restricted cash	9,924	9,924	12,910	12,910
Investments	1,000	1,000	1,000	1,000
Debt	(1,684,266)	(1,684,266)	(1,763,082)	(1,762,938)

Tabular Disclosure of Derivatives Location

Derivatives are recorded in the consolidated balance sheet on a net basis by counterparty when a legal right of set-off exists. The following tables present information with respect to the fair values of derivatives reflected in the consolidated balance sheet on a gross basis by transaction. The tables also present information with respect to gains and losses on derivative positions reflected in the consolidated statement of comprehensive income (loss) or in the consolidated balance sheet, as a component of Accumulated other comprehensive income (loss).

Fair Value of Derivative Instruments

		Asset Derivatives		Liability Derivatives
Derivative	Balance Sheet Location	June 30, 2018 Fair Value	December 31, 2017 Fair Value	June 30, 2018 Fair Value	December 31, 2017 Fair Value
Derivatives designated as hedging instruments
Interest rate swaps	Current portion of financial instruments - Fair value	—	—	336	1,378
	Financial instruments - Fair value, net of current portion	588	—	1,203	589

	Subtotal	588	—	1,539	1,967

		Asset Derivatives		Liability Derivatives
Derivative	Balance Sheet Location	June 30, 2018 Fair Value	December 31, 2017 Fair Value	June 30, 2018 Fair Value	December 31, 2017 Fair Value
Derivatives not designated as hedging instruments
Bunker swaps	Current portion of financial instruments - Fair value	7,045	5,715	—	—
	Financial instruments - Fair value, net of current portion	1,036	1,312	—	—
Bunker call options	Financial instruments - Fair value, net of current portion	224	118	—	—

	Subtotal	8,305	7,145	—	—

Total derivatives		8,893	7,145	1,539	1,967

Derivatives designated as Hedging Instruments-Net effect on the Statement of Comprehensive Income (Loss)

	Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)
Derivative	Amount Three months ended June 30,		Amount Six months ended June 30,
	2018	2017	2018	2017
Interest rate swaps	1,604	(816)	83	(4,611)

Total	1,604	(816)	83	(4,611)

	Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)
Derivative	Location	Amount Three months ended June 30,		Amount Six months ended June 30,
		2018	2017	2018	2017
Interest rate swaps	Depreciation expense	(47)	(51)	(94)	(76)
Interest rate swaps	Interest and finance costs, net	(157)	(640)	(609)	(1,339)

Total		(204)	(691)	(703)	(1,415)

Derivatives not designated as Hedging Instruments–Net effect on the Statement of Comprehensive Income (Loss)

	Gain (Loss) Recognized on Derivative
Derivative	Location	Amount Three months ended June 30,		Amount Six months ended June 30,
		2018	2017	2018	2017
Bunker swaps	Interest and finance costs, net	5,056	368	4,614	(174)
Bunker call options	Interest and finance costs, net	75	(124)	106	(557)

Total		5,131	244	4,720	(731)

The accumulated loss from Derivatives designated as Hedging instruments recognized in Accumulated Other Comprehensive Loss as of June 30, 2018 and December 31, 2017 was $4,519 and $5,305 respectively.

The following tables summarize the fair values for assets and liabilities measured on a recurring basis as of June 30, 2018 and December 31, 2017 using level 2 inputs (significant other observable inputs):

Recurring measurements:	June 30, 2018	December 31, 2017
Interest rate swaps	(951)	(1,967)
Bunker swaps	8,081	7,027
Bunker call options	224	118

	7,354	5,178

12.	Subsequent Events

(a)	On July 10, 2018, the Company received the net amount of $14,575 from the exercise of the underwriters’ greenshoe option on its Series F Preferred Shares with the sale of 600,000 additional shares.

(b)	On July 30, 2018, the Company paid dividends of $0.50 and $0.55469 per share on its 8.00% Series B and its 8.875% Series C Preferred Shares, respectively.

(c)	On August 8, 2018, the Company paid a dividend of $0.05 per common share outstanding, which was declared on June 15, 2018.

(d)	On August 28, 2018, the Company paid dividends of $0.546875 per share on its 8.75% Series D Preferred Shares and $0.578125 per share on its 9.25% Series E Preferred Shares, respectively.

(e)	On September 7, 2018, the Company declared a dividend of $0.05 per common share payable on December 6, 2018 to shareholders of record as of November 30, 2018.